Exhibit 99.1

Mereo BioPharma Provides Update on AIM Delisting and Continued Listing of its ADSs on Nasdaq, and Provides Update on agreements with Silicon Valley Bank and Kreos Capital

London and Redwood City, Calif., December 15, 2020 - Mereo BioPharma Group plc (NASDAQ: MREO, AIM: MPH) (“Mereo” or “the Company”), a clinical stage biopharmaceutical company focused on oncology and rare diseases, today provided a further update with respect to the cancellation of admission of its Ordinary Shares to trading on AIM and the continued listing of its ADSs on Nasdaq, as originally announced on November 11, 2020.

As previously announced, the last day of trading of the Company’s Ordinary Shares on AIM will be December 17, 2020 and the proposed AIM Delisting will be effective from 7.00 am London time on December 18, 2020. Mereo will retain the listing of its ADSs on the Nasdaq Global Market under ticker symbol MREO. Following the AIM Delisting, the Company’s American Depositary Shares (“ADSs”) will remain listed, and only be tradeable on Nasdaq.

Further information about the process to convert Ordinary Shares into ADSs was provided in the announcement and circular published by the Company on November 11, 2020, and is also available on the Company’s website at www.mereobiopharma.com/AIM-Delisting

Following the AIM Delisting, N+1 Singer will cease to act as nominated adviser and broker to the Company.

Capitalised terms used but not defined in this announcement are the same as those included in the announcement made on November 11, 2020.

Mereo further announced that, in connection with ongoing discussions relating to the adjustment to certain warrant instruments dated August 21, 2017 (the “2017 Warrant Instrument”) and October 1, 2018 (the “2018 Warrant Instrument” )(together the “Warrant Instruments”) between the Company and Silicon Valley Bank and Kreos Capital V (UK) Limited (the “Lenders”), as announced in the Company’s interim financial results statement issued on September 29, 2020, the Company has today issued additional warrants giving each of the Lenders the right to subscribe for 621,954 ordinary shares at a price of US$0.4144 per share, currently equivalent to approximately 0.3% of the issued share capital of the Company (the “2020 Warrants”).

The 2020 Warrants are an adjustment to the Warrant Instruments and accordingly those warrants issued to each Lender will be apportioned between the 2017 Warrant Instrument and 2018 Warrant Instrument in the number of 469,575 and 152,379 respectively for each Lender and will be subject to the same final exercise date as all prior warrants issued to the Lenders thereunder being August 21, 2027 for the 2017 Warrant Instrument and October 1, 2028 for the 2018 Warrant Instrument.

Mereo also announced today that the loan entered into between the Company and the Lenders pursuant to a loan agreement dated September 28, 2018 has now been repaid in full.

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for oncology and rare diseases. Mereo’s lead oncology product candidate, etigilimab (Anti-TIGIT), has completed a Phase 1a dose escalation clinical trial in patients with advanced solid tumors and has been evaluated in a Phase 1b study in combination with nivolumab in select tumor types. The company recently announced initiation of a Phase 1b/2 study of etigilimab in combination with an anti-PD-1/PDL-1 in a range of different tumor types. Mereo’s rare disease product portfolio consists of setrusumab, which has completed a Phase 2b dose-ranging study in adults with osteogenesis imperfecta (OI), as well as alvelestat, which is being investigated in a Phase 2 proof-of-concept clinical trial in patients with alpha-1 antitrypsin deficiency (AATD) and in a Phase 1b/2 clinical trial in COVID-19 respiratory disease.

Forward-Looking Statements

This Announcement contains “forward-looking statements.” All statements other than statements of historical fact contained in this Announcement are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties some of which are significant or beyond its control and involve assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections.

These forward-looking statements are subject to risks and uncertainties, including, among other things, those described in the Company’s latest Annual Report on Form 20-F, Reports on Form 6-K and other documents filed from time to time by the Company with the United States Securities and Exchange Commission. The Company wishes to caution investors not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.

Additional Information

The person responsible for arranging the release of this information on behalf of the Company is Charles Sermon, General Counsel.

Mereo BioPharma Contacts:

Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer

N+1 Singer (Nominated Adviser and Broker to Mereo)	+44 (0)20 7496 3081
Phil Davies
Will Goode

Burns McClellan (US Investor Relations Adviser to Mereo)	+01 212 213 0006
Lisa Burns
Lee Roth

FTI Consulting (UK Public Relations Adviser to Mereo)	+44 (0)20 3727 1000
Simon Conway
Ciara Martin

Investors	investors@mereobiopharma.com